Code of Business Conduct and Ethics

GLOBAL COMPLIANCE OFFICE

MANULIFE CODE OF BUSINESS CONDUCT AND ETHICS

AS AMENDED TO AUGUST 9, 2017

Table of Contents

Overview	5
1.	Why Ethics Matter 7
Why ethics matter to you and the Company
The purpose of this Code
Application of the Code
What if someone violates this Code?
Where to go for help
Quick ethics check

2.	Living Manulife's Values 10
Strong
Reliable
Trustworthy
Forward Thinking

3.	Ethics in the Workplace 11
Reward performance and ability
Treat others with respect
Keep your workplace safe
Keep your workplace secure
Behave professionally at all times

4.	Ethics in Your Business Relationships 12
Protect and enhance the Company's reputation
Treat others honestly and fairly
Comply with local laws
Take care in government and political dealings
Share information responsibly with industry groups and others
Refer media questions to communications departments
Choose suppliers through fair competition

5.	Conflicts of Interest 16
Deal at arm's length with suppliers and other counterparties
Bribery and kickbacks are prohibited
Be careful about gifts
Be careful about personal benefits
Follow Company policy about family members
Invest in an ethical manner
Working for competitors may jeopardize the Company
Use caution regarding outside positions
Protect corporate opportunities
Protect the Company's name, reputation and assets

6.	Handling Information: Protect Personal and Confidential Information 22
Follow disclosure requirements
Respect copyrighted materials
Keep full and accurate records
Use communications systems and services for business
7.	Ethics and the Law 26
Know and comply with the law
Manage assets properly
Identify and report fraud and theft
Reminder: Reporting any illegal or unethical behaviour

8.	A Final Word 28
Other policies
Further helpful information

Sample Certification and Conflict of Interest Disclosure Statement                                                                                                                           30

OVERVIEW

The Manulife Financial Corporation (Manulife) Code of Business Conduct and Ethics (the "Code") affirms the Company's commitment to ethical conduct and its practice of complying with all applicable laws and avoiding potential or actual conflicts of interest. We must all be thoroughly familiar with its provisions and conduct ourselves according to both the letter and the spirit of the Code. With a long tradition of uncompromising dedication to the highest standards of business conduct, Manulife enjoys a reputation of unquestioned integrity and honesty. This reputation is among our most valuable assets and we must protect it.

The Code is meant to provide principles-based guidance for our daily conduct at work. It is not meant to be a compendium of all rules or of all Manulife policies that govern our behaviour. Nevertheless, specific provisions are included to help illustrate certain principles and to address general governance needs where necessary.

For purposes of this Code, the "Company" or "Manulife" means Manulife Financial Corporation and its subsidiaries.1

The Code is organized into eight main sections:

1.	WHY ETHICS MATTER

This section outlines the Code's purpose, its application, and the way to handle specific questions and concerns under the Code including those relating to accounting and auditing matters.

2.	LIVING MANULIFE'S VALUES

This section spells out Manulife's corporate values, as these values guide every aspect of the Company's operations. It is the obligation of every individual to whom this Code applies to be familiar with, and vigilant about, the application of the Code to our day-to-day operations.

3.	ETHICS IN THE WORKPLACE

Principles of fairness, professionalism and safety in the workplace are articulated in this section.

4.	ETHICS IN YOUR BUSINESS RELATIONSHIPS

The critical issues addressed in this section include fairness and honesty in our interactions with customers, compliance with applicable laws, and the special concerns that can arise when giving gifts or other things of value to government officials. In addition, lobbying and campaign finance issues, certain antitrust concerns, and the manner in which media inquiries should be handled are also included in this section.

_________________________________________

1 As detailed in the Global Subsidiary Governance Policy "subsidiary means any entity controlled, directly or indirectly, by" Manulife.

5.	CONFLICTS OF INTEREST

One of the main issues dealt with in the Code is how to scrupulously avoid actual conflicts of interest. This section addresses potential conflicts which may arise in a variety of situations, including the giving and receiving of gifts; participating in Company transactions that could potentially benefit an employee, officer, director, agent, representative or their family; and the hiring of family members and outside employment. The section also addresses the treatment of inside information, the prohibition on insider trading, the protection of Company opportunities and the proper use of the Company name.

6.	HANDLING INFORMATION

This section discusses the need to avoid inappropriate or otherwise unauthorized disclosure of Company information or information received by the Company to ensure that our interests and the privacy of our applicants, policyholders, claimants, borrowers, employees, representatives and investors are protected. The section also addresses our duty to maintain accurate records and to comply with disclosure and intellectual property laws. Finally, there is a discussion on the use of Company communications systems, including email, telephone, and Internet access, as well as the prohibition on the unauthorized disclosure of Company information via Internet chat rooms and other electronic means.

7.	ETHICS AND THE LAW

The need to know and comply with all applicable laws, rules and regulations, including the obligation to fully and truthfully cooperate with internal and external investigations, is discussed in this section. The duty to report fraud, theft and other dishonest conduct is also stressed.

8.	A FINAL WORD

This section reinforces the importance of appropriate conduct and good judgement in maintaining Manulife's good reputation. Company policies related to ethics are also listed here.

Code of Business Conduct and Ethics Certification and Conflict of Interest Disclosure Statement

A sample of the certification statement is included with this Code. All employees, officers and directors must use this statement to certify each year that they have read, reviewed and are in compliance with the terms of the Code. In addition, temporary or contract workers are required to sign a Certification and confirm their compliance.

1.	WHY ETHICS MATTER

At Manulife, we value our good name and strive to maintain high standards of integrity in everything we do.

Why Ethics Matter to You and the Company

First and foremost, acting ethically is always the right thing to do. Second, operating in an ethical manner is essential to our success. Our customers, investors and other stakeholders rely on us to be honest and fair. We must behave ethically in the communities where we operate in order to maintain the confidence of all of our stakeholders and ultimately to keep their business. It is in our best interest to set high standards for ourselves at all times and to align ourselves with agents, representatives, suppliers and business associates who have similar high standards of business conduct.

The Purpose of this Code

This Code provides standards for ethical behaviour when representing the Company and when dealing with customers, investors, employees, field representatives, external suppliers, competitors, government authorities and the public.

Application of the Code

Manulife's Code of Business Conduct and Ethics applies to directors, officers and employees of Manulife and its subsidiaries. Sales representatives, third party business associates, contractors and others with certain duties and obligations to the Company are also expected to abide by all applicable provisions of the Code and adhere to the principles and values set out in the Code when representing Manulife to the public or performing services for, or on behalf of, Manulife. This Code is available on the Company's website, on MFCentral and is also available in print upon request.

Manulife does not waive actual conflicts of interest under any circumstances. Any potential conflicts of interest, including but not limited to the appearance of a conflict of interest, must be managed to preclude the potential conflict of interest from becoming an actual conflict of interest. Typical controls include clear and complete disclosure of the potential conflict of interest and recusal from any decision-making relating to the situation giving rise to the potential conflict of interest.

At the end of each section is a list of related Company policies you should refer to for more information. These Company policies should be consulted to determine their applicability to any given division, subsidiary or affiliate. There is also a list of these policies in Section 8 of this Code, in addition to a copy of the Company's Code of Business Conduct and Ethics Certification and Conflict of Interest Disclosure Statement.

Like the prohibition on actual conflicts of interest, certain additional provisions of this Code may never be waived; for example, the duty to always act in an ethical manner. Although very unusual, certain sections of the Code not relating to the prohibition of actual conflicts of interest may only be waived in exceptional circumstances. For employees below the level of Vice President, such waivers may only be granted with the explicit written approval of the Global Compliance Chief. For directors and employees at Vice President and above, any such waiver will be granted only upon approval by the Manulife Board of Directors or Board Committee and will be disclosed promptly as required by law or stock exchange regulation.

What if Someone Violates this Code?

All our activities must be able to withstand close scrutiny. To protect Manulife's good name, the Company may discipline and/or terminate its relationship or affiliation with any director, officer, employee, representative, associate or supplier who breaches this Code or any related Company policy. If violating the Code also violates the law, you may also be subject to prosecution.

Unless prohibited under local law, where the Company has reason to believe that an employee's violation of the Code constitutes criminal conduct, Manulife may, in addition to terminating the employee's employment without notice, refer the matter to law enforcement and disclose (internally and/or externally) relevant facts underlying the conduct and the Company's remedial measures.

Where to go for Help

It is critical that all of us who represent Manulife and its subsidiaries use good judgement and common sense. It is the best way to ensure that our Company continues to meet high standards of business conduct. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach questions and concerns. Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

You may report suspected or potential illegal or unethical behaviour without fear of retaliation. The Company absolutely prohibits retaliation of any kind for good faith reports of illegal or unethical behaviour.

Speak to your manager, your Divisional Compliance Officer, a member of the Law Department or a member of the Human Resources Department if you have:

•	doubts about a particular situation;
•	questions or concerns about a business practice;
•	questions about potential conflicts of interest or the appearance thereof; or
•	concerns about potential or suspected illegal, unprofessional, fraudulent or other unethical behaviour.

Unethical, unprofessional, illegal, fraudulent or other questionable behaviour, including any concern with respect to auditing and accounting matters, may also be reported by calling a confidential toll free Ethics Hotline or at www.ManulifeEthics.com. Ethics Hotline telephone numbers can be found on the Manulife Ethics website. The Ethics Hotline system allows for two- way communication and you may also use this process to pose questions to the Global Compliance Office. Ethics Hotline communications may be anonymous if the reporter chooses.

If you feel that your questions or concerns have not been appropriately addressed, you should direct your complaint to the Manulife Global Compliance Chief or the Manulife General Counsel, whose contact information is available on MFCentral.

While the Ethics Hotline is intended primarily for the use of employees, third parties (e.g. shareholders, vendors, suppliers, sub-advisers, etc.) may also report suspected unethical, unprofessional, illegal or fraudulent activity. Concerns received via the Ethics Hotline related to auditing or accounting matters will be forwarded to Manulife's Audit Committee by the Global Compliance Chief.

Members of Manulife's Board of Directors should direct any questions or concerns about the scope or applicability of this Code to the Manulife General Counsel. In addition, to maintain the independence of Manulife's Board of Directors, the Board and its committees may retain outside advisors as they deem necessary. Individual Manulife directors may also retain outside advisors, at the Company's expense, to provide advice on any matter before the Board or a Board Committee with prior approval from the Manulife Corporate Governance & Nominating Committee.

Non-management directors of Manulife subsidiaries should direct any questions or concerns regarding this Code, its scope or its applicability to the General Counsel, or to the person holding a similar position, for the entity on whose Board they serve.

Quick Ethics Check

While a code of conduct can provide principles of behaviour and some general rules, it cannot cover every situation. Ethics sometimes come down to a personal decision. To help you make the right choice, ask yourself the following questions:

•	Is this legal?
•	Is it fair?
•	Would I want other people to know I did it?
•	How would I feel if I read about it in the newspaper?
•	How will I feel about myself if I do it?
•	What would I tell my child or a close friend to do in a similar situation?

2.	LIVING MANULIFE'S PURPOSE

Our Purpose: To help people achieve their dreams and aspirations, by putting customers' needs first and providing the right advice and solutions.

At Manulife, this purpose drives everything we do, whether it's strategic planning, day-to-day decision-making or the way we treat customers and others with a stake in the Company. Four characteristics of the Company help to drive that purpose:

STRONG:
Customers take confidence in our financial strength and stability to help them achieve their life goals.

RELIABLE:
Millions of customers around the world rely on Manulife for realistic advice and solutions to help them achieve their goals.

TRUSTWORTHY:
Customers trust us to help them plan today and stay on track for tomorrow, and keep every promise we make along the way.

FORWARD THINKING:
We use an innovative, nimble and thorough approach to deliver comprehensive advice and solutions that meet each customer's unique needs.

3.	ETHICS IN THE WORKPLACE

We cannot have a positive and productive workplace unless we treat each other with respect and trust. Each of us must help create and maintain a healthy, secure environment that values contributions and encourages learning.

Reward Performance and Ability

At Manulife, we value diversity and treat all individuals with dignity. We hire and promote employees on the basis of ability and reward them on the basis of performance. We respect individual rights to privacy and comply with employment laws at all times.

Treat Others with Respect

We must give co-workers the same respect and service we give customers. When we communicate with each other within the organization, we must  be open and honest. It's one way to ensure quality in everything we do. The Company strictly prohibits discrimination, harassment and violence in the workplace.

Keep Your Workplace Safe

Manulife must provide a safe and healthy work environment for all employees. Protection of employees from injury or occupational illness is a significant ongoing commitment on the part of the Company. All employees have a responsibility to help ensure that the Company is complying with health, safety and environmental laws and regulations by reporting accidents, potential hazards and other concerns immediately to your manager or the facilities management in your area.

Keep Your Workplace Secure

It is critical that we protect both individual and Company property and assets. While Manulife takes physical and cyber security measures, we must all be part of the security process. If you know of any situation or incident that could lead to the loss, misuse or theft of Company or individual property, report it immediately to a manager or security personnel.

Behave Professionally at All Times

It is important to behave responsibly when representing Manulife or attending Company events. You must represent the Company in a positive manner when dealing with clients and potential clients, and in all business activities.

4.	ETHICS IN YOUR BUSINESS RELATIONSHIPS

Our business depends on sound relationships with customers, the community, other organizations and our stakeholders. We maintain these relationships by taking extra care when giving or receiving gifts, when producing materials for customers and others, and when sharing information with outside individuals and organizations.

Protect and Enhance the Company's Reputation

All individuals to whom this Code applies must conduct their business activities in a manner that protects and enhances the Company's reputation. The risk of damage to our reputation must be a key consideration in assessing and engaging in any business relationship, transaction or activity. Any incident with the potential to harm our reputation is of high priority and senior management is to be alerted.

Treat Others Honestly and Fairly

We must treat customers with high standards of honesty, fairness and courtesy. Customers must be able to voice their concerns easily and we must deal with complaints and disputes fairly and quickly.

We seek competitive advantage through superior performance, never through unethical or illegal business practices. In short, we seek to outperform our competitors fairly and honestly.

The materials we provide to customers, investors and other stakeholders must meet high standards of professionalism. Advertising and sales materials must be factual, easy to understand and based on the principles of fair dealing and good faith. All promotional efforts, illustrations of products and marketing concepts must be factual.

We must be careful not to mislead customers, investors or other stakeholders about the financial status, products or services of the Company or its competitors. We must never make statements about competitors that are untrue. We must never make promises the Company cannot keep. No director, officer, employee, representative or other associate of the Company should take unfair advantage of anyone, including customers, investors, other stakeholders, suppliers or competitors. Taking unfair advantage includes: manipulation, concealment, abuse of Confidential Information, misrepresentation of material facts, or any other unfair-dealing.

Also, no officer, employee, temporary or contract worker, may require the sale of a product or service as part of the purchase or sale of a separate product or service. These so-called "tie-in" sales are illegal in many jurisdictions and are best avoided by offering distinct products separately and marketing each on its own merits.

Comply with Local Laws

To be professional, we must follow our corporate standards of ethical business conduct while appreciating the cultures and business customs of the countries and communities in which we operate. We must ensure compliance with applicable laws, rules and regulations in the jurisdictions where we do business.

Take Care in Government and Political Dealings

We must take special care to use our corporate positions responsibly when dealing with government agencies and representatives. This is especially true in relation to the political process. It is important that we comply with all laws and regulations that apply when offering to provide entertainment, meals, nominal gifts, gratuities and other items of value to any employee or representative of federal, provincial, state or local governments or state owned enterprises; or when accepting such items of value from any employee or representative of federal, provincial, state or local governments or state owned enterprises.

The giving of gifts to or the payment of expenses for, or on behalf of, public officials is governed by a complicated array of regulations, which vary from jurisdiction to jurisdiction. Before making any expenditure for, or on behalf of, public officials you must contact your Divisional Chief Legal Officer for explicit approval.  This includes, but is not limited to, expenditures for travel, sponsorships and conferences.  For Divisions with a Government Relations function, you should also seek concurrence from Government Relations. Gifts of a significant value to a government official, party official, or an employee of a state-owned enterprise are prohibited. After escalation to the Divisional Chief Legal Officer, if there is any remaining concern about whether the gift or expenditure is allowed under the Code, the matter must be escalated to the Global Compliance Chief.

While the Company expresses views on local and national issues that affect its operations, officers and employees cannot represent themselves as Company spokespeople without proper authorization. Questions regarding whether authorization has been properly given must be referred to the Global Compliance Chief.

The Company respects and supports the right of every individual to participate in the political process. However, the Company will not provide reimbursement for any political contributions made by any individual, including the purchase of tickets to political fundraising events such as dinners. These are to be handled personally by the employee. Similarly, if an individual chooses to volunteer in support of a political campaign, (s)he must do so after work, on weekends or during vacation leaves and not during regular working hours.

Please also remember many jurisdictions have prohibitions such as the U.S. 'Pay to Play' rules that may require pre-clearance for political contributions and other activities. If you have any questions in this area, please consult your Divisional Chief Compliance Officer.

The Company's general policy is that it will not make any political contributions. No director, officer, employee or Company representative may make or authorize any payment by or on behalf of the Company to any political party, organization, committee, candidate or public official, or in connection with any political caucus, convention or election, except as permitted by law and approved by the Divisional Chief Legal Officer and, where the position exists, the Divisional Government Relations Chief. Under applicable laws, prohibited Company contributions and expenditures include the donation of Company funds, the use of Company facilities, including office space and equipment, as well as the donation of the services of Company employees to the campaign committee of a candidate.

You must not engage in any lobbying activities on behalf of the Company unless you first obtain specific authorization from your Divisional Chief Legal Officer and, where the position exists, Divisional Government Relations Chief.

In addition, no officer or employee may make or authorize any payment or transfer of anything of value to any foreign public official (including employees of state owned enterprises or political parties) except as may be permitted by applicable law and approved by the Divisional Chief Legal Officer and, where the position exists, Divisional Government Relations Chief. After escalation to the Divisional Chief Legal Officer or Government Relations Chief, if there is any remaining concern whether the expenditure is allowed under the Code, the matter must be escalated to the Global Compliance Chief.

Share Information Responsibly with Industry Groups and Others

Memberships in business organizations can increase the effectiveness of individuals, the Company and our industry. The Company encourages membership in such organizations, especially those that strive to improve the industry.

It is a normal part of these memberships to share aggregated, statistical and policy information. However, we need to ensure that we do not exchange confidential corporate information that could jeopardize the Company's competitive position.

In addition, the Company is subject to antitrust and trade regulation laws in many jurisdictions. Generally, these laws prohibit discussions, agreements or understandings with any competitor that relate to pricing, customers, products, services, territory allocation or a boycott or refusal to deal with any third party. Company representatives whose duties bring them in contact with representatives of competing companies must be especially cautious. If sensitive information is raised by a competitor in the presence of a Company representative, every reasonable effort must be made to terminate the conversation and the Company representative must promptly report the incident to the Divisional Law Department. When participating in any exchange of information with competitors, including any statistical survey, advice from the Divisional Law Department should be sought.

Refer Media Questions to Communications Departments

The media play an important role in helping inform the public about Manulife, its products and services. Communications departments within each division or geographic location are responsible for communicating official Company positions to the media. You must direct all media inquiries to these departments.

Choose Suppliers Through Fair Competition

Manulife is committed to fair competition in all its dealings with suppliers. It is important to communicate the Company's requirements clearly and uniformly to all potential suppliers. Choose suppliers on the basis of merit, competitiveness, price, reliability and reputation.

If a supplier asks you to endorse a product or service using the Company name or your position as a Company representative, direct the request to the Senior Executive Vice-President, Executive Vice-President or Senior Vice-President of your division or country.

You must not suggest or imply to a supplier that the Company's patronage depends on the supplier becoming a customer or on the supplier continuing to make purchases from the Company.

For more guidance

See the following sections in this Code:
•	Conflicts of Interest
•	Handling Information
•	Ethics and the Law

5.	CONFLICTS OF INTEREST

A "conflict of interest" occurs when your private interest interferes in any way with the interests of the Company, its clients or its customers. A conflict situation can arise when you take actions, have interests or are involved in outside activities that make it difficult to perform Company work objectively and effectively, or affect your judgment to act in the best interest of customers, investors and other stakeholders.

Conflicts of interest damage the trust between you, the public and the Company. Moreover, even the appearance of a conflict may be harmful to the Company. We all must be vigilant in this regard, and must avoid all interactions, relationships or situations that could reasonably give rise to a conflict of interest or the appearance of a conflict of interest.

To help prevent conflicts or the appearance of conflicts, you must update your Code of Business Conduct and Ethics Certification and Conflict of Interest Disclosure Statement annually. You are also responsible for updating the Statement as your circumstances change during the year. Statements are available on the Policies Database and should be submitted to the Global Compliance Office.

As outlined above in the section 'Why Ethics Matter', Manulife does not waive actual conflicts of interest under any circumstances. If an actual conflict, potential conflict or the appearance of a conflict of interest arises, in addition to updating your Conflict of Interest Statement, report it immediately to your manager.

If an actual conflict of interest arises unexpectedly, in addition to reporting the matter to your manager, you must immediately recuse yourself from any decision-making relating to the situation giving rise to the conflict of interest.

Any potential conflicts of interest must be managed to preclude the potential conflict of interest from becoming an actual conflict of interest. Typical controls include clear and complete disclosure of the potential conflict of interest and recusal from any decision-making relating to the situation giving rise to the potential conflict of interest. If you need further advice, consult the procedures described in the section of this Code titled "Where to go for help."

The following are some of the most common areas of potential conflicts of interest, but the most reliable guideline is your own common sense.

Deal at Arm's Length with Suppliers and other Counterparties

You must not be associated in any way with agreements between the Company and suppliers in which you or a member of your immediate family have an interest, or which might result in any personal gain or benefit to you or to any member of your family.

You must not engage in transactions or other business decision-making relating to suppliers, vendors, customers or other business relationships that may benefit you or a member of your immediate family, without receiving explicit written authorization from a supervisor in your reporting chain, who must be at least AVP level. In addition, you must update your Conflict of

Interest Statement. Such authorization is only appropriate where the supervisor consults with Compliance and determines that there is no actual conflict of interest. Failure to obtain such written authorization before engaging in such activity can result in termination.

Bribery and Kickbacks are Prohibited

Manulife does not allow unfair business practices such as bribery, kickbacks or insurance rebating (generally rebating is type of kickback defined as returning a portion of the premium or the commission on the premium to the insured or other inducements to place business with a specific insurer). These practices are against Company policy in all places where we conduct business.

Be Careful about Gifts

Offers of gifts and entertainment are courtesies common among business partners. However, offering, soliciting or accepting gifts, entertainment, gratuities or other benefits can be mistaken for improper payments. For this reason, the guidelines below must be followed.

Officers and employees or their family members must not receive money or any item of value from any third party in connection with the officer's or employee's participation in any Company transaction. Officer compensation, other than Company wages, bonus, pension or benefits, may be regulated by law and requires approval by a Division Head.

Company officers may not have any interest in commissions or other compensation based on premiums or consideration payable to the Company on any policy or contract of insurance unless the policy or contract was written and effective prior to the officer's appointment.

In addition to the rules noted below, a director, officer or employee may not give or receive any gift or form of gift, gratuity or entertainment to or from anyone with whom the Company has, or is likely to have, any business dealings, if the gift or entertainment could reasonably be perceived as an attempt to influence the recipient's judgement. For example, a director, officer or employee should never solicit a gift, gratuity or shared business entertainment from a current or prospective business partner or client.

If the suitability of a gift, gratuity or entertainment is questionable, employees should consult with their Divisional Chief Legal Officer. Additionally, Manulife directors should forward inquiries to the Manulife General Counsel. Non- management directors of Manulife's subsidiaries should consult with the entity's General Counsel or person holding a similar position.

Gifts, gratuities or entertainment provided to public officials, including employees of state owned enterprises and political parties, are covered in the section titled "Take Care in Government and Political Dealings."

Insurance Customers or Prospects: Gifts or entertainment, including promotional items, are subject to insurance anti-rebating and inducement laws governing the sale of insurance and annuity products. Questions regarding the application of these laws should be directed to your Divisional Compliance Officer.

Sales and Related Activities: Specialized rules and regulations apply to sales activities. In the U.S., FINRA rules govern the receipt and giving of gifts involving registered representatives or broker-dealers. Questions regarding the applicability of these sales-related rules and regulations should be directed to your Divisional Compliance Officer.

Be Careful about Personal Benefits

Conflicts of interest may arise if you or your family member receive  a personal benefit as a result of your position in the Company. All such personal benefits, including loans and guarantees of obligations from the Company, must be disclosed on the Company's Code of Business Conduct and Ethics Certification and Conflict of Interest Disclosure Statement and approved by the Company. Personal loans to executive officers are prohibited unless specifically permitted by law.

Involvement in Investment Decisions Requiring Disclosure: Manulife directors, officers and employees shall not recommend or participate in any Company investment decision involving an entity in which they or any of their family members have a financial interest, unless the existence of such interest has been properly disclosed to a supervisor in their reporting chain, who must be at least AVP level, and to all those involved in all stages of the investment approval process. In addition, as with any other potential conflict of interest, the supervisor must consult with relevant compliance personnel in their Division and determine that there is no actual conflict of interest. Manulife directors and corporate officers should also review Manulife's Conflict of Interest Rules for Directors and Officers.

Follow Company Policy about Family Members

In some situations, hiring, transferring or managing family members can lead to conflicts of interest, potential for collusion, unethical employment practices and the appearance of special treatment. Family members must not be in positions that give them direct or indirect supervisory authority over another family member. Family members in certain identified business units and job functions could create the appearance of and/or the potential for collusion and theoretical fraudulent activity. Business areas must be aware of these situations to ensure proper controls are in place to mitigate this risk.

For purposes of the Code, family members include: spouse (as defined for benefit purposes), domestic partner, significant other, children, grandchildren, siblings, parents, grandparents, aunts, uncles, nieces, nephews, in-law relationships and step or common-law/in-law relationships. The rules relating to family members apply to all employment, including full-time and part-time regular status, contract and summer student hiring. All hiring within Manulife must be conducted by local Talent Acquisition teams.

Intimate personal relationships between co-workers can also create conflicts of interests.  Any intimate personal relationship that develops between an employee and their direct manager should be immediately reported to the manager's supervisor so that controls (including but not limited to changing the reporting lines) may be put in place to avoid an actual conflict of interest.

Invest in an Ethical Manner

Directors, officers and employees must strictly follow all laws and regulations affecting investments. It is unethical and illegal for directors, officers and employees to buy or sell Manulife securities while in possession of material information that has not been publicly disclosed  about the Company or to inform another person, except as permitted by law, of material information that has not been publicly disclosed.

In addition, it is unethical and may be illegal to buy or sell securities of another company with the benefit of your knowledge of the Company's investment intentions or any material information that has not been publicly disclosed about that company.

Directors, officers and employees must also be cautious of potentially being in a conflict of interest where they wish to make an investment in a business entity which they know transacts business with Manulife or in which Manulife has made an investment.

Do not speculate in Manulife securities. In order to comply with applicable laws and to ensure that perceptions of improper insider trading do not arise, Manulife prohibits its directors, officers and employees from "speculating" in Manulife securities. "Speculation" includes the purchase or sale of Manulife securities with the intent of reselling or buying back in a relatively short period of time, with the expectation of a rise or fall in the market price of such securities, the buying or selling of put or call options on Manulife securities, and short selling Manulife securities.

Furthermore, directors, officers and insiders of the Company who directly or indirectly short sell Manulife securities or buy or sell put or call options or other derivatives on Manulife securities may be liable, pursuant to the provisions of the Insurance Companies Act (Canada), to compensate persons who suffered a loss and to compensate the Company for any benefit or advantage received as a result of the transaction.

The monetization of equity awards before vesting and payment by the Company is prohibited.

For further questions relating to the handling of inside information and/or the trading of Company securities or derivatives, you should refer to Manulife's Insider Trading and Reporting Policy.

Additionally, as a global financial institution, government regulators, business partners and customers expect Manulife to adopt and enforce codes and standards to proactively address the conflicts between employee personal investing and the investment activities of our businesses. As such, certain employees who are involved directly or indirectly in Manulife's investment businesses or have access to certain sensitive investment information are required to comply with certain business-level codes of ethics. These business-level codes of ethics impose disclosure obligations and limit personal investment activities in Manulife and non-Manulife securities by both the employee and members of the employee's household. These obligations and limitations include but are not limited to: obtaining Manulife approval for certain personal securities transactions, providing Manulife with access to personal securities holdings and transaction information, limitations on the use of certain brokerage firms, and limitations on certain personal investment activities.

Working for Competitors May Jeopardize the Company

Unless a supervisor in your reporting chain, who must be at least AVP level, has given explicit prior written approval, no Manulife officer or employee may work for any organization that competes with the Company or that has a business relationship with the Company. This includes serving as a director, officer, trustee, partner, employee, consultant or agent. In addition, no officer or employee may serve as a director of any enterprise with publicly traded securities without first obtaining written approval from the Manulife General Counsel. Please note additional approval may be required by divisional policy.

Directors of Manulife or its subsidiaries will follow their own policies relating to outside business relationships.

Use Caution Regarding Outside Positions

Outside work or financial involvement in external organizations can lead to conflicts of interest, which could interfere with your ability to give objective, full-time attention to your work with Manulife or could damage the Company's reputation. You must not engage in any other employment or take any civic, charitable, government or political position that would hamper your performance or your judgment to act in the Company's best interest. You have a continuing obligation to update your Conflict of Interest Statement and submit it to Global Compliance whenever circumstances change.

Protect Corporate Opportunities

Individuals to whom this Code applies are prohibited from: (a) benefiting from opportunities that are discovered through the use of Company property, information or position; (b) using Company property, information or position for personal gain; and (c) competing with the Company during the term of their relationship with the Company. You owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

Protect the Company's Name, Reputation and Assets

The name "Manulife" must be used only for authorized Company business and never for personal activities. Do not identify yourself with the Company while pursuing personal, political or not-for- profit activities, unless you obtain prior approval from the Chief Compliance Officer in your Division.

An important way to protect the Company's reputation is to always be honest and accurate when making statements when discussing the Company. False information or statements about the Company, its representatives, employees, products or services, can damage the Company's reputation. You must not make false written or oral statements about the Company, its employees or representatives or its products and services, in print, via electronic media or in person.
Each director, officer, employee, representative or other associate entrusted with access to or control over Company transactions and assets must ensure that each use, acquisition or disposition of an asset by a person on behalf of the Company is undertaken with the general or specific authorization of management and is accurately and fairly recorded in reasonable detail in the Company's books of account and record.

During the course of, or related to, your employment or provision of services to the Company, as applicable, you may be involved in the creation, development or invention of intellectual property. Intellectual property includes but is not limited to: ideas, concepts, methods, processes, inventions, Confidential Information and trade secrets, works of authorship, trademarks, service marks, marketing materials and designs. All such intellectual property and their associated worldwide intellectual property rights, such as copyrights and patents, will be owned by the Company (and to the extent not owned by the Company will be hereby assigned to the Company). You agree you are responsible for co-operating with the Company and providing all necessary assistance to ensure that all such intellectual property and related rights become the exclusive property of Manulife, including by providing Manulife with such assignments, waivers and other documents as may be requested.

We all share a responsibility to protect Company assets. All documents, records, data, equipment and other physical property provided to you by the Company, or otherwise obtained or produced in connection with your employment with the Company, shall be or remain at all times the property of the Company. Company time, property and services, including assets such as stationery, computers and mail services, may not be used for personal activities, except as permitted by Company policies, unless you have your manager's specific approval. Personal activities include charitable causes. You may not remove or borrow Company property without permission. You should report any misuse of Company assets to your manager, Divisional Compliance Officer, Divisional Law Department or Divisional Human Resources Department.

For more guidance

See the following related policies:
•	Global Reputation Risk Policy
•	Insider Trading and Reporting Policy
•	Real Estate Code of Conduct and Compliance
•	Subsidiary or Divisional Codes of Ethics and insider trading policies

6.	HANDLING INFORMATION: PROTECT PERSONAL AND CONFIDENTIAL INFORMATION

Information is one of the Company's most vital assets. For purposes of this Code of Conduct, "Confidential Information" includes all non- public information that might be of use to competitors or harmful to the Company or our customers and other stakeholders if disclosed. Confidential Information includes: (a) all proprietary and Confidential Information relating to the business and affairs of Manulife, whether in writing, oral, or some other format, including but not limited to, financial information, data, pricing, strategies, reports, forecasts, inventions, improvements and other intellectual property, trade secrets, know- how, designs, processes or formulae, software, market or sales information, customer information, client lists, business plans, and prospects and opportunities that have been discussed or considered by Manulife (such as possible acquisitions or dispositions of businesses or facilities); (b) all information that is covered by protected categories such as Personally Identifiable Information, Protected Health Information and other specific regulations; and (c) any and all information that Manulife is obligated to maintain as confidential or that Manulife may receive or has received from others with any understanding, express or implied, that it will not be disclosed.

It is important that you understand how sensitive this information is and how significant it is for competitiveness and individual privacy. In the course of regular business, we collect a substantial amount of information about our applicants, customers, claimants, borrowers, employees, representatives, investors and business partners. We must handle this information with the greatest care to merit their confidence and protect their privacy.

Any Confidential Information acquired, or otherwise accessed in any way, by employees in the course of their employment, must be kept secure, in confidence and used consistent with the purposes for which it was collected.

It is important to use discretion when discussing Company business in public places such as elevators, restaurants, airplanes, or when using public or cellular phones, the Internet and fax machines.

Confidential Information may be disclosed to those who have a right to the information or when the law requires disclosure, or otherwise in accordance with applicable Company policies.
If you are required for legitimate business purposes to disclose Confidential Information to any person outside the Company, authorization must be obtained from your Divisional Chief Legal Officer or Divisional Chief Compliance Officer or their designee.

You have a duty to protect both personal and Confidential Information even after your employment with, provision or services to or placement with the Company, as applicable, ends. In this regard, you must not retain access to or take any Company files or Confidential Information in any form with you when you leave the Company.

Follow Disclosure Requirements

Manulife is required to make disclosures about its financial condition and business activity on a timely and broadly disseminated basis and without being unduly optimistic on prospects for future company performance. The Company makes such disclosures through authorized spokespersons or authorized filings. The key principles of disclosure are:

•	All materials must be broadly disseminated in a timely manner.
•	Disclosure must be full, fair, understandable and accurate and avoid any misrepresentation of the Company and its finances.
•	Disclosure must be accomplished consistently during both good times and bad.
•	All legitimate requests for information should be treated equally.

Employees must refer all inquiries from the financial community, shareholders and media to an authorized spokesperson2.

Respect Copyrighted Materials

Copyright laws protect many materials you use in the course of your work as an employee or representative of Manulife. A few examples are computer software, books, audio, video, music and multimedia recordings, trade journals, cartoons, newspapers and magazines, digital images, and photographs. There may also be copyrights on presentation slides, training materials, management models and problem-solving frameworks produced by outside consultants. It is illegal to copy, share, post, reproduce, distribute or alter copyrighted material in either print or digital format without the permission of the copyright owner or authorized agent.

You must also comply with the copyrights on software installed on your office computer and on the network computer storage areas you control. You may not copy, install or otherwise use software in a manner that violates the license agreement for that software.

Keep Full and Accurate Records

The Company requires full and accurate records to meet its legal and financial obligations and to manage its business properly. All Company books, financial reports, expense accounts, time sheets, administrative records and other similar documents must be completed accurately, honestly and in accordance with Company procedures. Making false, fictitious, misleading or inappropriate entries with respect to any transaction of the Company or the disposition of any of the Company's assets is prohibited, and no director, officer, employee, representative or other associate may engage in any transaction that requires or contemplates the making of false, fictitious, misleading or inappropriate entries. You are responsible for the accuracy and completeness of any reports or records you create or maintain. Undisclosed or unrecorded assets, liabilities, revenues or expenses are prohibited.
Furthermore, all directors, officers, employees, representatives and other associates must comply with the Company's records management policies. These policies describe how long   documents

_____________________________________

2 Refer to Manulife's "Disclosure Policy" and "Disclosure Standards".

and records (whether in print or electronic form) must be maintained in order to facilitate the Company's ongoing operations and to satisfy financial, legal and regulatory retention requirements. These policies also provide directions for the proper disposal of records that have been kept for the required periods. In accordance with these policies, in the event of litigation or governmental investigation, please consult your Divisional Law Department.

Use Communications System and Services for Business

Company communications systems, which include all computer and telecommunications equipment the Company owns or leases as well as all remote computing services used by the Company, including the Internet, are intended to be used for business purposes. Occasional personal use of Company communications systems is permitted when the use does not:
•	interfere with the user's work performance;
•	distract other individuals from their job responsibilities;
•	unduly impact the operation of Company systems or processes; or
•	violate any provisions of this Code or any other Company policy.

All Company communications systems (including data on these systems) are the Company's property. Authorized individuals may periodically check these systems to correct network problems, pursuant to regulatory requirements or otherwise and/or to ensure they are being properly used and secure. You cannot expect any personal privacy for communications that you send, receive or store on these systems.

Social Media

Manulife and its subsidiaries recognize that the Internet allows members to participate in interactive discussions, share information, and advance business objectives using an ever increasing number of Social Media sites and tools, such as Facebook, WeChat, LinkedIn and Twitter. At the same time, use of social media can pose risks to the Company's Confidential Information, reputation and brands, and can jeopardize the Company's compliance with applicable laws, regulations and business rules.

Postings/communications made through social media are or can become public and they may be difficult or impossible to rescind. Employees are accountable for what they post online and must follow the Company's Global Social Media Policy, which provides guidance on authorized business and personal social media use.

Please note the Company monitors social media sites for discussion of the Company, our business and our fellow employees. Employees may be subject to discipline, up to and including termination of employment, for violating any terms of the Social Media policy. For further information please consult the Global Social Media Policy.

For more guidance
See the following specific policies:
•	Global Social Media Policy
•	Social Media Council Standards and Guidelines
•	Divisional Social Media guidelines
•	Electronic Communications Policy
•	Information Security Policy and Standards
•	Disclosure Policy

7.	ETHICS AND THE LAW

Manulife is committed to operating within the laws and regulations of every jurisdiction in which it operates. If an intentional violation of the Code also involves criminal conduct, unless prohibited under local law, Manulife may, in addition to terminating the employee's employment without notice, refer the matter to law enforcement and disclose (internal and/or external) relevant facts underlying the conduct and the Company's remedial measures.

Know and Comply with the Law

You are required to obtain an understanding of the laws that affect your work and make sure your business conduct complies with those laws. You must promptly report violations and always act in accordance with this Code and other applicable Company policies.

A formal compliance management program is in place at Manulife. It is designed to promote consistent management and monitoring of compliance with laws and regulations in all Company operations. If you have questions or concerns relating to compliance, consult the procedures described in the section of this Code titled "Where to go for help."

If you belong to a professional association, you are also expected to abide by that association's governing rules of professional responsibility and conduct in the performance of your job.

Manage Assets Properly

Customers expect that the money they entrust to the Company will be handled responsibly. If you have access to customer funds, you must make sure customer funds are handled in a trustworthy manner. Every division has procedures and standards to help protect and account for all funds under management and to prevent carelessness, fraud or dishonesty.

Identify and Report Fraud and Theft

As a provider of financial services, Manulife is vulnerable to losses from dishonesty and fraud. Fraud can take many forms, such as mishandling of money, theft of cash or property, money laundering, corrupt payments of money and provision of things of value, terrorist financing, misrepresentation and falsification or forgery of documents.

Dishonesty, combining personal and business funds and fraud are all illegal. It is management's responsibility to ensure there are proper internal controls to deter and detect fraud and other dishonest activities, but everyone in the Company must help. If you are aware of any suspicious activity, you have a duty to report it immediately to the relevant immediate supervisor, Business Unit Compliance Officer and the Divisional Chief Compliance Officer, or to the Ethics Hotline. Furthermore, you have a duty to fully and truthfully cooperate with any investigations pertaining to Company matters.

Reminder Reporting Any Illegal or Unethical Behaviour

You have a duty to report suspected or potential illegal or unethical behaviour or to seek input when you are in doubt about the best course of action in a particular situation. Consult the procedures described in the section of this Code titled "Where to go for help" on reporting any suspected or potential illegal or unethical behaviour.

As outlined above, you may report suspected or potential illegal or unethical behaviour without fear of retaliation. The Company absolutely prohibits retaliation of any kind for good faith reports of illegal or unethical behavior. In addition, directors, officers, employees, representatives and other associates are expected to fully and truthfully cooperate in internal investigations of alleged misconduct.

For more guidance

See the following sections in this Code:

•	Conflicts of Interest
•	Ethics in your Business Relationships
•	Handling Information

See the following related policies:

•	Anti-Fraud Policy and Anti-Fraud Guidelines
•	Anti-Money Laundering and Anti-Terrorist Financing Policy
•	Regulatory Compliance Management Policy

8.	A FINAL WORD

Manulife's reputation is the result of more than 130 years of dedication, quality service and ethical dealings. Keeping our good reputation depends directly on the decisions you make every day.

This Code of Business Conduct and Ethics provides standards and sets high expectations for directors, officers, employees, representatives, suppliers and other associates, as well as those providing services to the Company. However, as emphasized in the Code, your own good judgement is most important in ensuring that Manulife remains an ethical company.

Other Policies

The Company has related policies to help you deal with ethical issues. The following policies are global in nature and are intended to apply worldwide, unless local laws and regulations mandate otherwise, or similar Company approved policies have been implemented:

•	Anti-Fraud Policy and Guidelines
•	Anti-Money Laundering and Anti-Terrorist Financing Policy
•	Disclosure Policy
•	Global Privacy Risk Management Policy
•	Global Reputation Risk Policy
•	Global Social Media Policy
•	Information Security Policy and Standards
•	Insider Trading and Reporting Policy
•	Records Management Policy
•	Regulatory Compliance Management Policy.

Also, please refer to your division for Divisional or subsidiary policies such as:
•	Accommodation policies / Diversity policies / Disability policies
•	Harassment/Discrimination Policies (Divisional)
•	Subsidiary or Divisional Codes of Ethics and insider trading policies

These policies can be found in the Company Policies Database [http://centralsharepoint.americas.manulife.net/policydatabase/default.aspx].

Finally, please also note that all executives at the Vice-President level and above are required to comply with the Clawback Policy, under which the Board has the discretion to cancel unvested incentive awards and/or clawback vested and/or paid incentive awards, as applicable, in the event of your fraud, theft, embezzlement or serious misconduct (which includes, but is not limited to, dishonesty or a breach of company policy to the material detriment of Manulife's or John Hancock's business or reputation and any conduct that would qualify as cause for termination of employment at common law) irrespective of whether there was a financial restatement. In this paragraph, "incentive awards" include vested, unvested and/or paid AIP payments, RSUs, PSUs, DSUs and/or Stock Options.

FURTHER HELPFUL INFORMATION

Additional resources are available to you from the Global Compliance Office. You can find the materials through MFCentral.

CONFLICTS OF INTEREST – BEST PRACTICES

CONFLICTS OF INTEREST – FREQUENTLY ASKED QUESTIONS

ANTI-FRAUD AND ANTI-MONEY LAUNDERING

If you have a question or concern you may contact the following Global Compliance Office staff:

GLOBAL COMPLIANCE OFFICE CONTACTS

Kevin Cloherty	Senior Vice-President, Global Compliance Chief	617-663-2375 x732375
Paul McKay	VP, Deputy Global Compliance Chief	519-594-5242 x245242
Kevin Askew	VP. Global Chief Anti-Money Laundering Officer	617-663-2453 x732453
Frances McManus	AVP, Global Compliance	416-926-5223 x265223
Laura McLaughlin	AVP, Global Compliance	416-926-2573 x222573
Robin Pak	AVP, Global Compliance	617-663-2005 x732005
Elena Papoulias	Counsel, Global Compliance	617-663-4214 x734214

If you would like to make a confidential report, the Manulife and John Hancock Ethics Hotline enables employees to ask questions about our Code of Business Conduct and Ethics or report suspected misconduct. In addition to other available avenues of reporting, which include speaking with your manager, legal, compliance, human resources and employee relations, the Ethics Hotline is available 24-hours per day, seven days per week and can be used anonymously if you choose. You may report suspected or potential illegal or unethical behaviour without any fear of retaliation.

Contact the hotline at: www.manulifeethics.com or 866-294-9534

Code of Business Conduct and Ethics
Certification and Conflict of Interest Disclosure Statement

S A M P L E

1.	In the past year, during my employment with Manulife, I have been involved in the following outside activities:

You must check 'Yes' Or 'No' for all statements in Section One.

a.	Second jobs or other commercial activities while employed with Manulife.

Yes	No

If you answered 'Yes' provide details here.

b.	Outside Paid Directorships while employed with Manulife.

Yes	No

If you answered 'Yes' provide details here.

c.	If you responded 'Yes' to question 1.a or 1.b;
and you are required to report in the Investment Division PTCC (Personal Trading Control Centre),
have you reported these activities there previously?

Yes	No	Not Applicable

2.
I have read and reviewed the Manulife Code of Business Conduct and Ethics ("the Code"), as amended to August 3, 2016. I understand the Code, my responsibility to follow it and the penalties of non-compliance.

You must check 'Agree' or 'Disagree' for all statements in Section Two. If you answer 'Disagree', give an explanation in the space provided.

I further certify that:

a.	I am in full compliance with the Code

Agree	Disagree

            If you answered 'Disagree', explain here.

S A M P L E

b.
I have disclosed all potential conflicts of interest and I have no actual conflicts of interest. In addition, all potential conflicts of interest are being managed, (For guidance, please refer to the Code, section V, Conflicts of Interest. If you have further questions, please consult your Divisional Compliance or the Global Compliance Office)

Agree	Disagree

If you answered 'Disagree', explain here.

c.	I have fully and accurately completed this Certification

Agree	Disagree

If you answered 'Disagree', explain here.

d.	I understand that I have a continuing obligation to update the information in this statement as my circumstances change.

Agree	Disagree

If you answered 'Disagree', explain here.

If you have made comments on your Statement someone will contact you to discuss.

_______________________________________	_______________________________________
_______________________________________ Signature	_______________________________________ Date (mm/dd/yyyy)
Full name	Employee Number
_______________________________________ Business Title	_______________________________________ Company